Exhibit (d)(3)

Execution Version

PERSONAL AND CONFIDENTIAL

September 4, 2015

Astellas Pharma Inc.

2-5-1 Nihonbashi-Honcho

Chuo-ku, Tokyo 103-8411 Japan

Ladies and Gentlemen:

In connection with your consideration of a possible business transaction between Ocata Therapeutics, Inc. (the “Company”) and you (the “Possible Transaction”), you have requested information concerning the Company that is confidential and proprietary. As a condition to your being furnished such information, you agree to treat any information, whether written or oral, and whether previously furnished or furnished hereafter, concerning the Company or any of its subsidiaries, affiliates or divisions (whether prepared by the Company, its advisors or otherwise) that is furnished to you by or on behalf of the Company (herein collectively referred to as the “Evaluation Material”) in accordance with the provisions of this letter agreement and to take or abstain from taking certain other actions herein set forth. The term “Evaluation Material” includes, without limitation, all notes, analyses, compilations, Excel spread sheets, data, reports, studies, interpretations or other documents furnished to you or your Representatives (as defined below) or prepared by you or your Representatives to the extent such materials reflect or are based upon, in whole or in part, the Evaluation Material. The term “Evaluation Material” does not include information that (a) is or becomes available to you on a nonconfidential basis from a source other than the Company or its Representatives; provided that such source is not known by you to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation to, the Company that prohibits such disclosure with respect to such information, (b) is or becomes generally available to the public other than as a result of a disclosure by you or your Representatives in violation of this letter agreement, (c) at the time of disclosure is already in your or in any of your Representatives’ possession; provided that such source is not known by you to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation to, the Company that prohibits such disclosure with respect to such information, and except for any information provided to you pursuant to the Mutual Confidential Disclosure Agreement dated July 24, 2014, or (d) has been or is independently developed by or for you or your Representatives without the use of the Evaluation Material or in violation of the terms of this letter agreement. For purposes of this letter agreement the term “Representatives” shall include a party and its Affiliates’ (as such term is defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) directors, officers, employees, agents, attorneys, accountants, financial advisors and other professional representatives.

1.	Non-Disclosure and Use of Evaluation Material. You hereby agree that the Evaluation Material will be kept confidential and used solely for the purpose of evaluating and negotiating the Possible Transaction; provided, however, that the Evaluation Material may be disclosed (i) to any of your Representatives who need to know such information for the sole purpose of evaluating and negotiating a Possible Transaction, (ii) pursuant to an External Demand in accordance with paragraph 4 of this letter agreement, and (iii) as the Company may otherwise consent in writing. All such Representatives shall (A) be informed by you of the confidential nature of the Evaluation Material, (B) be advised of the terms of this letter agreement, and (C) keep the Evaluation Material strictly confidential. You agree to be responsible for any breaches of any of the provisions of this letter agreement applicable to any of your Representatives (it being understood that such responsibility shall be in addition to and not by way of limitation of any right or remedy the Company may have against your Representatives with respect to such breach).

2.	Securities Laws. You hereby acknowledge that you and your Representatives are aware that the Evaluation Material may contain material, non-public information about the Company and that the United States securities laws restrict persons with material non-public information about a company obtained directly or indirectly from that company from purchasing or selling securities of such company.

3.	Transaction Information. The parties will not, and will direct their respective Representatives not to, without the written consent of the other party, disclose to any person (including any governmental agency, authority or official or any third party) either the fact that discussions or negotiations are taking place concerning the Possible Transaction between the parties, or any of the terms, conditions or other facts with respect to the Possible Transaction between the parties, including the status thereof or that Evaluation Material has been made available by the Company to you (such information, “Transaction Information”); provided, however, that disclosure of Transaction Information pursuant to an External Demand shall be governed by paragraph 4 of this letter agreement; provided further, however, that, other than in the case of an External Demand, either party may disclose Transaction Information (a “Permitted Disclosure”) if but only if (a) such disclosure is required under applicable securities, antitrust or other laws or under applicable stock exchange rules as determined based on advice of outside legal counsel and (b) such disclosure requirement does not arise from a breach of paragraph 7 of this letter agreement. Without limiting the generality of the foregoing, you further agree that you will not, directly or indirectly, share the Evaluation Material with or enter into any agreement, arrangement or understanding, or any discussions which would reasonably be expected to lead to such an agreement, arrangement or understanding with any other person, including other potential bidders and equity or debt financing sources (other than your Representatives as permitted above) regarding a Possible Transaction involving the Company without the prior written consent of the Company and only upon such person executing a confidentiality agreement in favor of the Company with terms and conditions consistent with this Agreement.

4.	Required Disclosure. Notwithstanding anything to the contrary provided in this letter agreement, (x) in the event you or any of your Representatives (in the case of Evaluation Material or Transaction Information) or the Company or any of its Representatives (in the case of Transaction Information) receives a request or is required by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process or pursuant to a formal request from a regulatory examiner (any such requested or required disclosure, an “External Demand”) to disclose all or any part of such information or (y) in the case of a Permitted Disclosure (except as contemplated by paragraph 7(c)), the recipient of such request or the party so required, as the case may be, agrees (a) such party shall use reasonable best efforts to promptly notify the other party hereto of the existence, terms and circumstances surrounding such External Demand or Permitted Disclosure and (b) to the extent reasonably practicable, (i) consult with the other party on the advisability of taking legally available steps to resist or narrow such request or disclosure and (ii) assist the other party, at such other party’s expense, in seeking a protective order or other appropriate remedy to the extent available under the circumstances. In the event that such protective order or other remedy is not obtained or that the other party waives compliance with the provisions hereof, the recipient of such request or the party so required to disclose, pursuant to clauses (x) or (y) of this paragraph 4, may disclose only that portion of the Evaluation Material or Transaction Information which it is advised by counsel is legally required to be disclosed and to only those persons to whom it is advised by counsel are legally required to receive such information, and the disclosing party shall exercise reasonable best efforts to obtain assurance that confidential treatment will be accorded such Evaluation Material or Transaction Information.

5.	Communications and Requests. Unless otherwise agreed to by the Company in writing and subject to paragraph 7(d), (a) all communications regarding the Possible Transaction, (b) requests for additional information, (c) requests for facility tours or management meetings, and (d) discussions or questions regarding procedures, timing and terms of the Possible Transaction, will be submitted or directed exclusively to the Company’s Chief Executive Officer or his designee(s) at the Company or to the designated individuals at the Company’s financial advisor or outside legal counsel.

6.	Non-Solicit. You agree that, until the date that is twelve (12) months from the date hereof, neither you nor any of your Affiliates who are provided with Evaluation Material or become aware of your discussions with the Company will, directly or indirectly, solicit for employment or employ or cause to leave the employ of the Company or any of its subsidiaries any individual serving as (i) an officer of the Company, or (ii) any employee of the Company or any of its subsidiaries with whom you have had substantial contact, or who is specifically identified to you, during your investigation of the Company and its business, in each case without obtaining the prior written consent of the Company; provided that the foregoing shall not preclude you from soliciting or hiring any such person (A) whose employment with the Company or any of its subsidiaries has been terminated at least three (3) months prior to commencement of employment discussions between such person and you or (B) who responds to any general solicitation for employment not specifically directed at the Company or any of its subsidiaries or their respective employees.

7.	Standstill.

a.	You hereby acknowledge that, unless otherwise agreed in writing by the Company, for a period of twelve (12) months from the date of this letter agreement (the “Standstill Period”), neither you nor any of your Affiliates who are provided with Evaluation Material or become aware of your discussions with the Company will: (i) propose (A) any merger, consolidation, business combination, tender or exchange offer, purchase of the Company’s assets or businesses, or similar transactions involving the Company or (B) any recapitalization, restructuring, liquidation or other similar extraordinary transaction with respect to the Company; (ii)(A) acquire beneficial ownership of any voting securities (including in derivative form) of the Company (each transaction specified in (i)(A), (i)(B) and (ii)(A) involving a majority of the Company’s outstanding capital stock or consolidated assets, is referred to as a “Business Combination”), (B) propose or seek, whether alone or in concert with others, any “solicitation” (as such term is used in the rules of the Securities and Exchange Commission (the “SEC”)) of proxies or consents to vote any securities (including in derivative form) of the Company, (C) nominate any person as a director of the Company, or (D) propose any matter to be voted upon by the stockholders of the Company; (iii) directly or indirectly, form, join or in any way participate in a third party “group” (as defined under the Exchange Act) with respect to any voting securities (including in derivative form) of the Company or a Business Combination involving the Company; or (iv) request the Company (or any of its officers, directors or Representatives), directly or indirectly, to amend or waive any provision of this paragraph (including this sentence).

b.	The restrictions of paragraph 7(a) shall terminate automatically and be of no force and effect upon (i) the Company (A) entering into a definitive agreement with a third party to effect a Business Combination or (B) publicly announcing the Company’s or its Board of Directors’ approval or recommendation of or intent to enter into any Business Combination; (ii) the Company publicly announcing (A) its intention to solicit proposals for a Business Combination, (B) its engagement in discussions or negotiations with a person or “group” (as defined under the Exchange Act) with respect to a Business Combination that have not been terminated or (C) its exploration of strategic alternatives; or (iii) any person or “group” (as defined under the Exchange Act) commencing a tender or exchange offer that, if consummated, would make such person (or any of its Affiliates) the beneficial owner (within the meaning of Section 13(d)(1) of the Exchange Act) of more than 50% of the Company’s equity securities, or any rights or options to acquire such ownership, including from a third party.

c.	Following expiration of the Standstill Period or termination of the provisions of paragraph 7(a) pursuant to paragraph 7(b), nothing in this letter agreement shall prohibit or restrict in any way your ability to take any of the actions otherwise prohibited by paragraph 7(a), including the use or disclosure of Transaction Information and Evaluation Material in connection therewith.

d.	Notwithstanding the foregoing, nothing in this paragraph 7 shall limit your ability to make or submit a confidential proposal to the Company’s Chief Executive Officer or Board of Directors (i) at any time prior to the public announcement by the Company that it has entered into a definitive agreement with a third party for a transaction involving a Business Combination so long as such action would not be reasonably expected to require the Company to make a public announcement relating thereto or (ii) at any time following the public announcement by the Company that it has entered into a definitive agreement with a third party for a transaction involving a Business Combination.

e.	Notwithstanding anything to the contrary contained herein, the prohibitions set forth in this paragraph 7 shall not apply to: (i) the ongoing private discussions between the parties regarding a Possible Transaction to the extent specifically invited by the Company or (ii) any proposals, discussions or negotiations relating to any license, collaboration, research, development, joint venture or similar transaction, involving any of the Company’s or its subsidiaries’ products, product candidates, assets or lines of business that does not constitute a Business Combination.

8.	No Representation of Accuracy. Although the Company has endeavored to include in the Evaluation Material information which it believes to be relevant for the purpose of your investigation, you understand that none of the Company or its Representatives have made or make any representation or warranty, express or implied, as to the accuracy or completeness of the Evaluation Material. You agree that none of the Company or its Representatives shall have any liability to you or any of your Representatives resulting from the selection, use or content of the Evaluation Material by you or your Representatives.

9.

Destruction or Return of Evaluation Material. Upon the Company’s demand, you shall either promptly (a) destroy the Evaluation Material and any copies thereof, or (b) return to the Company all Evaluation Material and any copies thereof, and, in either case, confirm in writing to the Company that all such material has been destroyed or returned, as applicable, in compliance with this letter agreement. It is understood that information in an intangible or electronic format containing Evaluation Material cannot be removed, erased or otherwise deleted from archival systems (also known as “computer or system back-ups”) but that such information will continue to be protected under the confidentiality requirements contained in this letter agreement and you and such Representatives shall continue to be bound by the obligations of confidentiality hereunder. Notwithstanding the foregoing, you and your Representatives may retain one copy of any work product prepared by you or them that contains Evaluation Material to the extent necessary or advisable pursuant to applicable legal or regulatory requirements or in connection with litigation; provided that you and such Representatives shall continue to be bound by the obligations of confidentiality hereunder.

10.	Injunctive Relief. The parties acknowledge and agree that money damages would not be a sufficient remedy for any breach (or threatened breach) of this letter agreement by the other party or its Representatives and that the parties shall be entitled to seek equitable relief, including injunction and specific performance, as a remedy for any such breach (or threatened breach), without proof of damages, and each party further agrees to waive, and use its reasonable best efforts to cause its Representatives to waive any requirement for the securing or posting of any bond in connection with any such remedy. Such remedies shall not be the exclusive remedies for a breach of this letter agreement, but will be in addition to all other remedies available at law or in equity.

11.	Definitive Agreement. The parties agree that unless and until a definitive agreement between the Company and you with respect to the Possible Transaction has been executed and delivered, neither the Company nor you will be under any legal obligation of any kind whatsoever with respect to any transaction by virtue of this letter agreement or any written or oral expression with respect to any transaction by any of your or the Company’s Representatives except, in the case of this letter agreement, for the matters specifically agreed to herein. In addition, the parties hereby waive, in advance, any claims (including, without limitation, breach of contract) in connection with any Possible Transaction other than claims under any definitive agreement relating to a Possible Transaction or under this letter agreement. For purposes of this letter agreement, the term “definitive agreement” does not include an executed letter of intent or any other preliminary written agreement, nor does it include any oral acceptance of an offer or bid by you. The agreement set forth in this paragraph may be modified or waived only by a separate writing by the Company and you expressly so modifying or waiving such agreement.

12.	Process Agreements. You acknowledge that (a) the Company shall be free to conduct a process for a transaction as it in its sole discretion shall determine (including, without limitation, negotiating with any other prospective buyers and entering into a definitive agreement without prior notice to you or to any other person), and (b) any procedures relating to such transaction may be implemented or changed at any time without notice to you or any other person.

13.	No Waiver. No failure or delay by either party or any of its Representatives in exercising any right, power or privilege under this letter agreement shall operate as a waiver thereof, and no modification hereof shall be effective, unless in writing and signed by an officer of each party or other authorized person on its behalf.

14.	Severability. The illegality, invalidity or unenforceability of any provision hereof under the laws of any jurisdiction shall not affect its legality, validity or enforceability under the laws of any other jurisdiction, nor the legality, validity or enforceability of any other provision.

15.	Governing Law and Forum. This letter agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware. The parties hereby irrevocably and unconditionally consent to the exclusive jurisdiction of the Chancery Courts in the State of Delaware and the United States District Court for the District of the State of Delaware for any action, suit or proceeding arising out of or relating to this letter agreement or the Possible Transaction, and agree not to commence any action, suit or proceeding related thereto except in such courts.

16.	Counterparts. This letter agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute the same agreement. One or more counterparts of this letter agreement may be delivered by facsimile or pdf electronic transmission, with the intention that they shall have the same effect as an original counterpart hereof.

17.	Term. This letter agreement shall terminate and be of no further force and effect two (2) years after the date hereof; provided that any such termination shall not relieve either party of its responsibilities in respect of any breach of this letter agreement.

[Remainder of page intentionally left blank]

Very truly yours,

Ocata Therapeutics, Inc.

By:	/s/ Edward Myles
Name: Edward Myles
Title: COO + CFO

Confirmed and Agreed to:

Astellas Pharma Inc.

By:
Name:
Title:

Date: September 4, 2015

Very truly yours,

Ocata Therapeutics, Inc.

By:
Name:
Title:

Confirmed and Agreed to:

Astellas Pharma Inc.

By:	/s/ Naoki Okamura
Name: Naoki Okamura
Title: Corporate Vice President, Head of Business Development

Date: September 4, 2015